May 3, 2012

VIA EDGAR — FORM DEL AM

U.S. Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Re: Delaying Amendment for ING Mutual Funds (ING Emerging Markets Equity Fund) Registration Statement on Form N-14 (File No. 333-180546)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933 (the “Securities Act”), as amended, on behalf of ING Mutual Funds (the “Registrant”), we hereby file a delaying amendment with respect to the Registrant’s Registration Statement on Form N-14 (the “Registration Statement”) (File No. 333-180546) relating to the reorganization of ING Emerging Countries Fund with and into ING Emerging Markets Equity Fund, both series of the Registrant.  The Registration Statement was filed with the Securities and Exchange Commission on April 3, 2012 and was scheduled to go effective May 4, 2012, pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment that specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Scottsdale and the State of Arizona on the 3rd day of May, 2012.

No fees are required in connection with this filing.  If you have any questions or comments in connection with this delaying amendment, please call Kristen Freeman, Counsel at ING Funds, at 480-477-2650.

Very Truly Yours,

/s/Huey P. Falgout
Huey P. Falgout, Jr.
Secretary
ING Mutual Funds